EXTERNAL NEWS RELEASE

07-034-TC

For Immediate Release: November 21, 2007

TECK COMINCO LIMITED ANNOUNCES DIVIDEND

Vancouver, B.C. -- Teck Cominco Limited announced today that it will pay an eligible dividend of $0.50 per share on its outstanding Class A common shares and Class B subordinate voting shares on January 3, 2008, to shareholders of record at the close of business on December 21, 2007.

About Teck Cominco:

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com .

For additional information, please contact:

Greg Waller

Director, Financial Analysis and Investor Relations

(604) 687-1117

TECK COMINCO LIMITED

200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9 -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com